Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

January 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Jan Woo, Legal Branch Chief

Becky Chow, Staff Accountant

Melissa Walsh, Senior Staff Accountant

Re:	Rubrik, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 12, 2022
CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 27, 2022 with respect to Amendment No. 1 to the Company’s draft registration statement on Form S-1, confidentially submitted on December 12, 2022.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Notes to Consolidated Financial Statements, page F-8

1.

In response to prior comment 11, you state, “The Company’s interpretation of the definition of related party transactions under ASC 850 is focused on the control principle.” In such limitation, please explain how you considered the definition of related parties in ASC 850-10-20. In this regard, the definition also includes management of the entity and members of their immediate families.

Response: The Company respectfully clarifies for the Staff that the Company’s identification and assessment of related parties considered not only the definition of control but also the definition of other potential parties under ASC-850-10-20, including management and principal owners of the Company and members of their immediate families. Our executive officers and directors meet the definition of management under ASC 850-10-20. The Company defines immediate family members to include a person’s child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any other person (other than a tenant or employee) sharing the person’s household. In addition, immediate family members include any other family member who might control or influence an executive officer and/or director of the Company, or who might be controlled or influenced by an executive officer and/or director of the Company due to their family relationship.

The Company considered whether the secondary transactions met the ASC 850-10-20 definition of a related party transaction and concluded that they did not since the Company was not a party to the secondary transactions.

The Company considered whether the transaction with Confluera, Inc. (“Confluera”) met the ASC 850-10-20 definition of a related party transaction and concluded the transaction with Confluera did not because Confluera is not an affiliate of the Company. The transaction was not between an executive officer or director of the Company or their immediate family members and the Company. Furthermore, the Company does not have the ability to control Confluera through Mr. Sinha’s involvement on their board of directors.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission January 12, 2023 Page Two

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.

We note your revised disclosure in response to prior comment 12. Specifically, we note you removed the discussion that you do not provide customers with the right to take possession of the software. Please clarify whether you provide your Channel Partners with the right to take possession of the software.

Response: The Company acknowledges the Staff’s Comment and supplementally advises the Staff that for software-as-a-service (“SaaS”) sold to the Company’s Channel Partners, the Company does not provide the Channel Partners with the right to take possession of the software. However, for subscription term-based and perpetual licenses, which are software licenses, Channel Partners do have the right to take possession of the software.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

January 12, 2023

Page Three

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.
Peter McGoff, Rubrik, Inc.
Anne-Kathrin Lalendran, Rubrik, Inc.
Calise Cheng, Cooley LLP
David Ambler, Cooley LLP
Mary Wilbourn, Cooley LLP
Rick Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com